

07007869

:S
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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| SEC FILE NUMBER |
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## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Paulson Investment Company, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 SW Naito Parkway, Suite 200
(No. and Street)

Portland (City) Oregon (State) 97204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen L. Johannes 503.243.6080
(Area Code - Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 2 5 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

191 North Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 8 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, **Trent Davis**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Paulson Investment Company, Inc.**, as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


OFFICIAL SEAL
BECKY K SCHLUNTZ
NOTARY PUBLIC-OREGON
COMMISSION NO. 395834
MY COMMISSION EXPIRES SEPT. 29, 2009

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Contents**

McGladrey & Pullen
Certified Public Accountants

**Independent Auditor's Report**

To the Board of Directors
Paulson Investment Company, Inc.
Portland, Oregon

We have audited the accompanying statement of financial condition of Paulson Investment Company, Inc. as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Paulson Investment Company, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2007

**Paulson Investment Company, Inc.**

**Statement of Financial Condition**
**December 31, 2006**

| **Assets** | | |
|---|---|---|
| Cash and cash equivalents | $ | 215,453 |
| Trading and investment securities, at fair value | | 21,906,467 |
| Underwriter warrants, at fair value | | 5,650,000 |
| Receivable from correspondent broker-dealer | | 7,748,968 |
| Income tax receivable | | 301,487 |
| Receivables from and advances to noncustomers | | 1,790,266 |
| Other assets | | 572,563 |
| **Total assets** | $ | 38,185,204 |
| **Liabilities and Stockholder's Equity** | | |
| Accounts payable and accrued expenses | $ | 1,525,805 |
| Securities sold, not yet purchased, at market value | | 17,244 |
| Deferred revenue | | 475,000 |
| Deferred income taxes | | 1,672,000 |
| Current income taxes payable to parent | | 212,145 |
| **Total liabilities** | | 3,902,194 |
| Commitments and Contingent Liabilities | | |
| Stockholder's Equity | | |
| Preferred stock, no par value; authorized 500,000 shares; no shares issued and outstanding | | - |
| Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 400,100 shares | | 2,052,939 |
| Receivable from parent | | (8,702,364) |
| Retained earnings | | 40,932,435 |
| **Total stockholder's equity** | | 34,283,010 |
| **Total liabilities and stockholder's equity** | $ | 38,185,204 |

The accompanying notes are an integral part of the statement of financial condition.

## Note 1. Nature of Business and Significant Accounting Policies

Paulson Investment Company, Inc. (the Company), a wholly-owned subsidiary of Paulson Capital Corp. (the Parent), is an Oregon corporation and a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Security Dealers (NASD). The Company renders broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to RBC Dain Correspondent Services (DCS). The Company also acts as a lead or participating underwriter for securities offerings.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's estimates regarding the fair market value of not readily marketable securities are significant estimates and these estimates could change in the near term. Actual results could differ from those estimates.

Security transactions: Security transactions and related revenue are recorded on a trade date basis. Manager's fees, underwriter's fees, and other underwriting revenues are recognized at the time the underwriting is completed. Tax shelter revenue is recognized at the time individual tax shelter units are sold. Revenue from the receipt of underwriter warrants, received in corporate finance transactions, is recognized on the date the warrants are received based on the estimated fair value of the securities received as estimated using the Black-Scholes option-pricing model. Underwriter warrants are thereafter valued using this model, taking into account the exercise price, remaining life of the warrant, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the remaining term of the warrant. Changes in the estimated fair value of these underwriter warrants are reflected currently in the results of operations.

Marketable securities are valued at fair market value, and securities not readily marketable are valued at fair value as determined by management. The fair value of not readily marketable securities is estimated by management using available information including the following: quoted market prices of similar securities (i.e., unrestricted shares of the same company); price of recent known trades of the same or similar securities; the cost of the security if recently purchased adjusted for changes in the financial condition of the issuer; all other information available from review of available documents related to the issuer or discussions with management of the issuer. Changes in the value of these securities are reflected currently in the results of operations.

Fair value of financial instruments: The carrying amounts reflected in the financial statements for cash and cash equivalents, receivables and payables approximate their respective fair values due to the short-term nature of these items. The fair values of securities owned and securities sold, not yet purchased are equal to the carrying value. Changes in the market value of these securities are reflected currently in the results of operations for the year.

### Note 1. Nature of Business and Significant Accounting Policies (continued)

Income taxes: The Company's taxable income or loss is included in the consolidated federal income tax returns of the Parent. The Parent allocates income tax expense or benefit to the Company based upon its contribution to taxable income or loss as if the Company were filing a separate return.

Income taxes are accounted for under the same asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash and cash equivalents: Cash and cash equivalents include cash on hand, cash on deposit with banks, and highly liquid debt instruments with a maturity of three months or less when purchased.

Balances maintained within accounts on deposit with banks, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

New accounting pronouncements: In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair-value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the provisions of SFAS No. 157 and the potential effect on its financial position and results of operations.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, which defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. Interpretation No. 48 applies to all tax positions accounted for under SFAS No. 109, *Accounting for Income Taxes*. Interpretation No. 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. The Company is currently analyzing the effects of adopting Interpretation No. 48 and has not yet determined if the adoption will have a material effect on its financial position and results of operations.

### Note 2. Receivable from and Payable to Correspondent Broker-Dealer

The Company introduces all customer transactions in securities traded on U.S. securities markets to DCS on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis. The exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss. Management does not anticipate significant nonperformance by customers and counterparties in the above situations.

At December 31, 2006, the receivable from DCS was comprised of $905,930 in commissions receivable and $6,843,038 in deposits to facilitate principal trading activity.

## Note 3. Receivables from and Advances to Noncustomers

Receivables from and advances to noncustomers consist of the following:

| | | |
|---|---|---|
| Officers | $ | 11,575 |
| Employees | | 126,772 |
| Independent brokers | | 82,692 |
| Other | | 1,569,227 |
| | $ | 1,790,266 |

Employee receivables relate principally to advances and expenses in excess of commission earnings and inventory losses charged to the Company's employees and registered representatives. Other receivables are primarily related to commissions receivable and amounts advanced to companies involved in potential underwriting transactions. An allowance is recorded for specific amounts when they are determined by management to be uncollectible.

## Note 4. Trading and Investment Securities and Securities Sold, Not Yet Purchased

At December 31, 2006 trading and investment securities and securities sold, not yet purchased, at market values or estimated fair value if not readily marketable, are as follows:

| | | Owned | | Sold, Not Yet Purchased |
|---|---|---|---|---|
| Corporate equities | $ | 20,790,451 | $ | 17,244 |
| Corporate warrants | | 1,100,266 | | - |
| Corporate options | | 15,750 | | - |
| | $ | 21,906,467 | $ | 17,244 |

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2006 market value of the related securities and will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2006.

Included in trading and investment securities are certain securities which are not readily marketable. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2006, these securities consist of corporate equities and warrants at estimated fair values of $2,409,441.

## Note 5. Underwriter Warrants

The estimated fair value of warrants is determined by management using the Black-Scholes option-pricing model, taking into account the exercise price, remaining contractual life of the warrant, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the remaining term of the warrant. The warrants generally have a five-year expiration date and vest immediately. The warrants are generally subject to a restriction period of six months to one-year in which the Company cannot exercise the warrants. The expected volatility factors were determined using historical volatility of the underlying stock if available and historical volatility of a peer group if volatility for the underlying stock is not available.

The following table summarizes activity in underwriter warrants:

| | | |
|---|---|---|
| Estimated fair value at January 1, 2006 | $ | 6,275,000 |
| Warrants received, net of employee compensation | | 1,879,358 |
| Warrants exercised or expired | | (620,841) |
| Unrealized depreciation in estimated value | | (1,883,516) |
| Estimated fair value at December 31, 2006 | $ | 5,650,000 |

## Note 6. Income Taxes

The Company's net deferred tax asset (liability) consists of the following:

| | | |
|---|---|---|
| Prepaid expenses | $ | (162,000) |
| Accrued expenses | | 115,000 |
| Unrealized gain on securities | | (1,829,000) |
| Deferred revenue | | 182,000 |
| State net operating loss carryforwards and credits | | 83,000 |
| Net deferred tax liability, before valuation allowance | | (1,611,000) |
| Valuation allowance | | (61,000) |
| Net deferred tax liability | $ | (1,672,000) |

The Company has recorded a total valuation allowance in the amount of $61,000 for certain state net operating losses, based upon management's assessment that it is more likely than not that a portion of the deferred tax assets will not be realized. The change in the valuation allowance was recorded in the fourth quarter of 2006. Management will continue to review the deferred tax asset and may adjust the valuation allowance in future periods based upon their assessment.

### Note 7. Profit-Sharing Plan

Retirement benefits for employees who have completed certain service requirements, are provided by a defined contribution profit-sharing plan.

### Note 8. Related Party Transactions

The Company also advances funds to its parent in the normal course of business.

### Note 9. Leases

The Company leases office space under the terms of various non-cancelable operating leases. The future minimum payments, by year and in aggregate, required for leases with initial or remaining terms of one year or more consist of the following:

| | | |
|---|---|---|
| Years ending December 31: | | |
| 2007 | $ | 491,302 |
| 2008 | | 504,563 |
| 2009 | | 303,873 |
| 2010 | | 120,877 |
| | $ | 1,420,615 |

### Note 10. Contingencies

The Company has been named by individuals in certain legal actions, some of which claim state and federal securities law violations and claim principal and punitive damages. Included in the financial statements is an accrual for $205,000 for pending settlements near and subsequent to the Company's year-end. As preliminary hearings and discovery in the remaining cases is not complete, it is not possible to assess the degree of liability, the probability of an unfavorable outcome or the impact on the Company's financial statements, if any. The Company's management denies the charges in the remaining legal actions and is vigorously defending against them. No provision for any liability that may result from the remaining contingencies has been made in the financial statements.

## Note 11. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $15,893,251, which was $15,777,388 in excess of its required net capital of $115,863. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1.

## Note 12. Concentration of Risk

The Company's trading and investment securities include investments in the common stock of the following companies, which represent more than 10 percent of trading and investment securities at December 31, 2006:

| Company | Investment Amount | Percentage of Total |
|---|---|---|
| ICOP Digital | $ 2,770,825 | 12.65 % |
| Lumera | 3,525,470 | 16.09 % |
| Charles and Colvard, Ltd. | 7,438,344 | 33.96 % |
| | $ 13,734,639 | 46.60 % |

END